UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: July 31, 2017

APPLIQATE INC

(Exact Name of Registrant as Specified in its Charter)

Wyoming	81-0953022
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

12646 South Fort St, Suite 240

Draper, UT 84020

(Address of Principal Executive Offices)

(801) 203-3978)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Appliqate Inc.as of July, 31 2017.

Accounting Policies

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the banking industry.

Results of Operations of the Company Ending July 31, 2017

The company has started signing customers and is beginning to generate revenues based on a subscription to our text marketing program. Our text based rewards program is estimated to be completed by the beginning of the third quarter in 2018. The design and implementation of these programs will set a distinct selling advantage in the digital marketing industry by combining these powerful marketing tools into one easy to use account.

Liquidity and Capital Resources of the Company

As previously noted, we are a start-up company and our ability to succeed in the market will greatly depend on our ability to secure investment funding through the sale of securities. We intend to use proceeds of the sale of securities to increase our market presence through advertising and hiring key staff members that will assist us in forming strategic partnerships. At the period end the company had $2,366.77 cash on hand. Revenues of $11,572.38 were collected from sales. Sources of future liquidity will greatly depend on our ability to secure investment funding through the sale of securities. We intend to raise the funds necessary through security sales and not undertake additional loans. If needed we are able to secure additional loans from private individuals as well as banking institutions.

Item 2.	Other Information

None

Item 3.	Financial Statements

APPLIQATE INC BALANCE SHEET

July 31, 2017

(unaudited)

July 31, 2017
ASSETS
Cash	2,366.77

Total assets	2,366.77
LIABILITIES AND EQUITY

Other liabilities	2,532.54

Total liabilities	2,532.54
Equity
Common Stock	64,595
Additional paid-in-capital	111,555
Retained earnings	-190,078.27
Net Income	-1,237.50

Total equity	-15,165.77
Total Liabilities and Equity	52,366.77

APPLIQATE INC PROFIT AND LOSS

July 31, 2017

(unaudited)

July 31, 2017
INCOME
Sales	11,572.38
Total Income	11,572.38
Cost of Goods Sold

Total Cost of Goods Sold
Gross Profit	11,572.38

Expenses
Bank Charges	183.00
Consulting – Officer and BOD	11,800.00
Dues and Subscriptions	9.00
Legal & Professional Fees	150.00
Merchant Service fees	336.84
Total Expenses	12,809.88
Net Operating Income	-1,237.50
Net Income	-1,237.50

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 17, 2018.

APPLIQATE INC

By:	/s/ David Anderson
Name:	David Anderson
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on May 17, 2018.

/s/ David Anderson
Name: David Anderson
President, Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jordan Hemming
Name: Jordan Hemming
Executive Vice President